Exhibit 99.3

PRESS RELEASE

Duty of Vigilance: TotalEnergies Regrets NGOs' Refusal of the
Mediation Process Proposed by the Paris Civil Court

Paris, October 12, 2022 – In connection with the hearings scheduled before the Paris Civil court today, TotalEnergies regrets that the NGOs involved in the proceedings have refused to participate in the mediation process proposed by the court and accepted by TotalEnergies. Following this refusal, the court decided that the pleadings would take place on December, 7, 2022.

Après avoir constaté ce refus de médiation, la cour a renvoyé les parties pour leurs plaidoiries au 7 décembre 2022.

In October 2019, some NGOs brought proceedings against TotalEnergies SE in the Nanterre Civil court based on France's "duty of vigilance" law, claiming that the Company had insufficiently identified and managed the social and environmental impacts of the Tilenga and EACOP projects in Uganda and Tanzania.

France's "duty of vigilance" law, which came into effect in 2017, requires companies of a certain size to publish in their management report a vigilance plan on the reasonable measures taken to identify risks and prevent potential serious violations of human rights and fundamental freedoms, human and environmental health and safety, not only in relation to the company's own activities but also those of its subcontractors and suppliers with whom it has an established commercial relationship.

The mediation process proposed by the court and accepted by TotalEnergies could have provided an opportunity to initiate a constructive dialogue with the NGOs that brought the proceedings, similar to the dialogue that the Company's affiliates in Uganda and Tanzania have maintained with the majority of local associations since the projects began.

TotalEnergies regrets this refusal by the NGOs party to the proceedings and now intends to argue before the court that its vigilance plan has been implemented effectively and that it has properly checked that its Ugandan and Tanzanian affiliates have applied the appropriate action plans to respect the rights of local communities and ensure respect for biodiversity, within the framework of National Interest Projects decided by the governments of Uganda and Tanzania.

In this respect, the TotalEnergies affiliates involved in the projects commissioned third-party experts to monitor the situations of the people affected by the project. Their feedback is the following:

Payment of compensation:

▪	The Tilenga project in Uganda concerns 4,929 households:

o	92% of compensation agreements have been signed,

o	88% of compensation has been paid.

▪	The EACOP project in Uganda concerns 3,648 households:

o	74% of compensation agreements have been signed.

o	Almost 60% of people have received their compensation.

▪	The EACOP project in Tanzania, where the process began later, concerns 9,510 households:

o	67% have signed the compensation agreement,

o	15% have received their compensation to date.

In cases where payment has not been received, the members of the households concerned naturally continue to access and enjoy full disposal of their homes and the land, which belongs to them or which they farm.

Households whose main residence is affected:

▪	For the two projects, 723 households, numbering some 5,000 people, will be relocated.

▪	All the households concerned continue to live on their land and to farm it until they have received the full amount of their compensation, at which time they will be relocated.

Societal measures implemented:

▪	In addition to the compensation agreed, additional measures will be implemented to promote employment, education and women’s rights.

▪	Along with the other aspects of the project, TotalEnergies adheres strictly to local regulations and international standards (IFC).

Households in the field:

▪	The people concerned by the projects will be monitored for at least three years. An annual survey of the people concerned by Tilenga project who have received cash compensation, carried out by a third party, showed that:

o	70% of respondents said that their life had improved since receiving their compensation,

o	and 28% said that their life was unchanged.

The preservation of biodiversity:

▪	Within the framework of these two projects, and in line with its biodiversity commitments, TotalEnergies SE has undertaken to implement action plans designed to achieve a net positive impact on biodiversity.

▪	For the Tilenga project, for example:

o	The footprint of the facilities in the Murchison Falls National Park has been minimized to less than 0,03% of its surface.

o	1,000 hectares of forest will be restored to allow chimpanzees to move freely,

o	10,000 hectares of forest will be preserved,

o	a program is being designed that will increase the population of lions and elephants in Murchison Falls National Park by 25%,

o	a project is being designed to reintroduce iconic species such as the black rhinoceros.

For more information about the EACOP and Tilenga projects and their implementation in compliance with the rights of local people and respect for biodiversity challenges, all third-party reports and assessments have been posted online by our affiliates for public consultation, in full transparency: https://totalenergies.com/projects/liquids-low-carbon-fuels/tilenga-and-eacop-acting-transparently

https://totalenergies.com/info/tilenga-eacop-two-projects-rigorously-researched-and-assessed

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About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

TotalEnergies Contacts

Media Relations: +33 (0)1 47 44 46 99 l presse@totalenergies.com l @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46 l ir@totalenergies.com

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